January 18, 2012

Via EDGAR Transmission and the Mail

Jeffrey Gordon, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
SEC Comment Letter dated January 9, 2012
Form 10-K for the fiscal year ended June 30, 2011
Form 10-Q for the period ended September 30, 2011
File No. 1-6370

Dear Mr. Gordon:

          This letter will confirm our conversation today that Elizabeth Arden, Inc. intends to file its response to the January 9, 2012 comment letter from the Staff of the Division of Corporation Finance via EDGAR by Friday, February 10, 2012.

Sincerely,

/s/ Beatriz Koltis

Beatriz Koltis
Vice President and Associate General Counsel

cc:          Stephen J. Smith

2400 SW 145 Avenue Miramar, Florida * Phone (954) 364-6900